Exhibit (a)(1)(B)

LETTER OF TRANSMITTAL

NAME AND ADDRESS

You may tender your eligible awards by checking the box “Exchange” next to each grant you wish to exchange

Option Grant Number	Grant Date	Options Granted	Grant Price	Check the “Exchange” checkbox for each grant you wish to exchange

☐ Exchange

☐ Exchange

☐ Exchange

☐ Exchange

☐ Exchange

Restricted Stock Grant Number	Restricted Stock Grant Date	Restricted Stock Granted	Check the “Exchange” checkbox for each grant you wish to exchange

☐ Exchange

☐ Exchange

☐ Exchange

☐ Exchange

☐ Exchange

I have read the Prospectus—Offer to Exchange dated July 9, 2007 (as amended or supplemented from time to time, the “Prospectus—Offer to Exchange”) relating to the offer being made by EMC Corporation (“EMC”) and VMware, Inc. (“VMware”) to eligible VMware employees to tender their outstanding stock options (“EMC Options”) to purchase shares of EMC’s common stock, par value $0.01 per share (the “EMC Stock”), granted under the EMC Plans (as defined in the Prospectus—Offer to Exchange) for options (“VMware Options”) to purchase VMware Class A common stock, par value $0.01 per share (the “VMware Stock”), as determined on an award-by-award basis, and to exchange all of such employees’ restricted EMC Stock (“EMC Restricted Stock”)

granted under the EMC Plans for restricted VMware Stock (“VMware Restricted Stock”), as determined on an award-by-award basis (such offer, upon the terms and conditions set forth in the Prospectus—Offer to Exchange and this Letter of Transmittal, being referred as the “Offer”).

I understand that I am eligible to tender eligible options or shares of restricted stock in the Offer only if I:

•	am a VMware employee as of July 9, 2007 and through the Grant Date referred to below; and

•	hold at least one eligible option or share of restricted stock on July 9, 2007 and through the Grant Date.

I understand that I may only tender for exchange in the Offer options or shares of restricted stock that were granted to me under an EMC Plan and are still outstanding as of the Grant Date. If I tender any of my eligible options or shares of restricted stock, I must tender all options under the applicable option grant or all shares of restricted stock under the applicable restricted stock grant, respectively. This means that I may not tender for exchange only a portion of an outstanding option or restricted stock grant. However, if I have previously partially exercised an eligible option grant, I may still tender for exchange the remaining unexercised portion of such eligible option grant. I understand that if I have more than one outstanding eligible option or restricted stock grant, I may tender for exchange all of the options or restricted stock under a grant and choose not to tender any options or restricted stock subject to a different grant.

I understand that, upon the terms and subject to the conditions of the Offer, in exchange for those options or shares of restricted stock I validly tender and which are accepted and cancelled, VMware will grant me replacement options or shares of restricted stock determined by the average of the volume-weighted average price of EMC Stock over the final two full trading days of the Offer (the “VWAP”) and the initial public offering price of VMware Stock (the “IPO Price”) such that:

•

For each EMC Option I exchange, I will be entitled to receive a VMware Option to purchase a number of shares of VMware Stock equal to the number of shares underlying the EMC Option that I exchange multiplied by a fraction, the numerator of which will be the VWAP and the denominator of which will be the IPO Price (the “Exchange Ratio”).

•

For each EMC Option I exchange, the per share exercise price of each VMware Option I will be entitled to receive will be the exercise price of such EMC Option divided by the Exchange Ratio with the result rounded up to the nearest whole cent. The calculation of the per share exercise price of the VMware Options I will receive will be done on an award-by-award basis, such that if I exchange EMC Options with different per share exercise prices, the per share exercise prices of the VMware Options that I will be entitled to receive will also be different from each other.

•

For each share of EMC Restricted Stock I exchange, I will be entitled to receive VMware Restricted Stock equal to the number of shares of EMC Restricted Stock that I exchange multiplied by the Exchange Ratio.

I understand that VMware Option awards and awards of VMware Restricted Stock made pursuant to the Offer will be rounded down to the nearest whole share on an award-by-award basis and I will not receive in the exchange VMware Options, VMware Restricted stock or any other consideration for fractional shares. I understand that, while VMware Options and VMware Restricted Stock granted in exchange for EMC Options and EMC Restricted Stock granted under the EMC Plans will be granted under VMware’s 2007 Equity and Incentive Plan (“2007 Equity and Incentive Plan”), as permitted by the 2007 Equity and Incentive Plan, the VMware Options and VMware Restricted Stock will be granted with the same terms and conditions as set forth in the EMC Plans under which the original awards were granted, except as described below.

I understand that, upon the terms and subject to the conditions of the Offer, VMware Options and VMware Restricted Stock will be granted on or promptly following the date the EMC Options and EMC Restricted Stock I tender for exchange are accepted and cancelled (the date and time of such grant of replacement options and restricted stock being referred to as the “Grant Date”).

I understand that, as described in the Prospectus—Offer to Exchange, (1) vested EMC Options I properly tender in this Offer and do not withdrawal will be exchanged for unvested VMware Options subject to a new vesting period applicable to the entire award, commencing on the Grant Date, which provides for, subject to continued employment, monthly vesting in equal amounts over a period equal to the shorter of twelve months or 90 days prior to the scheduled expiration of the tendered EMC Options (but if such 90th day would be prior to the date of grant, then the VMware option granted would vest on the date of grant), (2) VMware Options I receive in the exchange will not be “incentive stock options,” notwithstanding whether the EMC Option I tendered was an “incentive stock option,” (3) VMware Options and VMware Restricted Stock I receive in the exchange will not be subject to accelerated vesting on a “change in control,” and (4) certain EMC Restricted Stock I may be eligible to tender in this Offer will be exchanged for VMware Restricted Stock that will be subject to different acceleration provisions related to VMware achieving certain performance benchmarks than those applicable to the original EMC Restricted Stock award. I understand that, except as described above, the VMware Options and VMware Restricted Stock I receive in the exchange will continue to be subject to the terms of the original EMC option or restricted stock agreement under which they were granted except that, unless the context may otherwise require, references to “EMC” in the applicable award agreement shall instead be deemed to be references to “VMware.”

I understand that, as described in the Prospectus—Offer to Exchange, VMware has agreed with the underwriters of the initial public offering of VMware Stock (the “IPO”) to require eligible employees, as a condition to participating in the Offer, to agree to certain “lock-up” restrictions. Accordingly, I hereby agree, as a condition to my participation in the Offer, that I will not, without the prior written consent of Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc. (together, the “Representatives”), offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by me or any of my affiliates, directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission or the establishment or increase of a put equivalent position or liquidation or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, with respect to, any shares of common stock of the VMware or any securities convertible into, or exercisable or exchangeable for such common stock, or publicly announce an intention to effect any such transaction, for a period of 180 days from the date the SEC declares the registration statement for the IPO effective (the “lock-up period”).

Notwithstanding the lock-up restrictions in the preceding paragraph, I understand that I may transfer my VMware Options or VMware Stock (i) as a bona fide gift or gifts, provided that each donee thereof agrees to be bound in writing by the lock-up restrictions set forth herein, (ii) as donations to charitable organizations, provided that each recipient agrees to be bound in writing by the lock-up restrictions set forth herein, (iii) by will or the laws of descent and distribution, (iv) to any trust for the direct or indirect benefit of me or my immediate family, provided that the trustee of the trust agrees to be bound in writing by the lock-up restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (v) with the prior written consent of the Representatives. For these purposes, I understand and agree that “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, nothing herein shall preclude the sale of shares to VMware, including sales to satisfy taxes payable in connection with the vesting of previously awarded VMware shares that constitute restricted stock.

I understand and agree that if (i) VMware issues an earnings release or material news, or a material event relating to VMware occurs, during the last 17 days of the lock-up period, or (ii) prior to the expiration of the lock-up period, VMware announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, the lock-up period shall be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Representatives waive, in writing, such extension.

I also understand that all VMware Options and VMware Restricted Stock I receive in the exchange and my vesting and exercise rights, as applicable, will be contingent on my continued employment with VMware through the applicable vesting dates and subject to the provisions of VMware’s 2007 Equity and Incentive Plan and my applicable option or restricted stock agreement.

I recognize that, under certain circumstances set forth in the Prospectus—Offer to Exchange, VMware may terminate or amend the Offer, or postpone its acceptance and cancellation of any options tendered for exchange. In any such event, I understand that the options tendered for exchange but not accepted will remain in effect without change.

Effective as of the Grant Date, I hereby give up my entire right, title and interest in and to the VMware Options and VMware Restricted Stock which I have tendered pursuant to this Letter of Transmittal and which are accepted by VMware for exchange and cancellation, pursuant to the Offer. I understand, acknowledge and agree that all of such options and shares of restricted stock so specified to be tendered which are accepted by VMware for exchange and cancellation pursuant to the Offer, and any notices, agreements, certificates or other documentation evidencing such options and restricted stock, will automatically become null and void as of the Grant Date. I acknowledge that this tender for exchange is entirely voluntary and that I may withdraw my acceptance of the Offer using the Notice of Withdrawal that has been provided to me at any time until 11 a.m., Pacific Time, on August 6, 2007, the currently scheduled expiration date for the Offer, or such later expiration date for the Offer if VMware extends the Offer (such expiration date, as it may be so extended, the “Expiration Date”). I also acknowledge that, subject to the terms and conditions of the Offer, this election will be irrevocable from and after the Expiration Date.

I understand that in the event of any conflict between the terms of the Prospectus—Offer to Exchange and the terms of this Letter of Transmittal, the terms of the Prospectus—Offer will control.

Upon the terms and subject to the conditions of the Offer, I hereby tender for exchange and cancellation the eligible options and restricted stock specified (by checking the box “Exchange” next to each option or restricted stock award to be tendered) in the table on the first page of this Letter of Transmittal. I represent that I have the full power and authority to tender such options and shares of restricted stock so specified for exchange and cancellation.

Offer expires at 11:00 AM PDT on August 6, 2007.

If you have questions, contact the Mellon call center, Monday through Friday between the hours of 5:00 a.m. to 4:00 p.m. Pacific Daylight Time at:

888-313-1479 (From within the U.S.)

201-680-6672 (From outside the U.S.)

Signature                                            Date                                           Daytime phone number (            )

By Mail: Mellon Investor Services Reorganization Department PO Box 3301 South Hackensack, NJ 07606	By Hand: Mellon Investor Services Reorganization Department 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	By Overnight: Mellon Investor Services Reorganization Department 480 Washington Blvd. Mail Stop – Reorg Jersey City, NJ 07310